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                                                                    Exhibit 99

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MBf USA, INC.
AMERICAN HEALTH PRODUCTS CORPORATION
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                            FOR IMMEDIATE RELEASE
                 MBf USA, INC. REPORTS THIRD QUARTER RESULTS

Itasca, Illinois -- November 18, 1997 -- MBf USA, Inc. ( The NASDAQ SmallCap Stock Market:-MBFA) today announced unaudited financial results for the third quarter and nine months ended September 30, 1997 (see attached tables).

For the three months ended September 30, 1997, MBf USA's revenues have reached $15,050,407, an increase of 17.4% over revenues of $12,818,302 for the same period in 1996. Sales improvement was due to increased sales by its Chicago-based American Health Products Corporation ("AHPC") subsidiary, one of the nation's leading suppliers of latex examination gloves to the medical, retail & food services markets. Net income for the three months ended September 30, 1997 rose sharply to $808,622, or $0.19 per share, compared to a loss of ($274,228) or ($0.07) per share, for the same period in 1996 and compared to a loss from the continuing operations of ($90,149) for the three months ended March 31, 1997 and income from continuing operations of $94,271 for the three months ended June 30, 1997.

For the nine month period ended September 30, 1997, revenues increased by 13.9% to $40,044,791 from $35,167,986 for the comparable period of 1996. For the year-to-date, the accumulated income from continuing operations of $812,744 from the glove business reduced MBf USA Inc's consolidated net loss to ($561,054), or ($0.13) per share. The Company recorded a net loss of ($1,004,218), or ($0.31) per share for the same period last year. The year to date loss in 1997 was due to the costs associated with the Company's decision to exit the Playboy(R) condom business which ended on June 30, 1997. The loss in 1996 was primarily due to high marketing costs and low sales from the condom operation.

Mr. Heng Sewn Loi, Chairman, commented "The cessation of condom and other past businesses have finally allowed the Company to record a good income for the quarter from its glove business. The Company is considering expanding its manufacturing operations through previously announced plans."

Mr. Edward J. Marteka, President, said "We are pleased that our glove business has demonstrated positive earnings and continued growth during the third quarter. Our principal powder free glove manufacturer has further improved and streamlined its manufacturing processes in the third quarter of 1997, which has necessitated the Company sourcing the product from others at a higher cost which will impact the fourth quarter results of the Company. Please refer to the Company's Form 10Q for the quarter ended September 30, 1997 for further details.

The Company, after visiting the manufacturing facility recently, is satisfied that further enhancement of the new Quality System Regulation (QSR) process is now substaintially complete and the factory is ready for inspection in November 1997 by the Food and Drug Administration.

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500 Park Boulevard, Suite 1260, Itasca, IL 60143-2639 * Tel: (630)285-9191
                                                      * Fax: (630)285-9289

















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MBf USA, INC.
AMERICAN HEALTH PRODUCTS CORPORATION
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MBf USA, Inc. and its subsidiaries market Glovetex(R) brand and OEM medical examination gloves in the United States. For further information, contact Edward Marteka, President at (630) 285-9191.

This press release contains forward looking statements which involve numerous risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward looking statements as a result of certain factors, including those set forth in the Company's filings with the Securities and Exchange Commission.


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500 Park Boulevard, Suite 1260, Itasca, IL 60143-2639 * Tel: (630)285-9191
                                                      * Fax: (630)285-9289


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MBf USA, INC.
AMERICAN HEALTH PRODUCTS CORPORATION
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MBf USA, Inc. PRESS RELEASE
November 18, 1997


                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (UNAUDITED)


                                                    FOR THE THREE MONTHS                   FOR THE NINE MONTHS
                                                     ENDED SEPTEMBER 30,                    ENDED SEPTEMBER 30,
                                                  1997                 1996             1997                  1996
                                              ---------------------------------      ---------------------------------
                                                   $                     $                $                     $
                                                                     See Note 1                             See Note 1
Revenues                                       15,050,407   17.4%    12,818,302       40,044,791   13.9%    35,167,986

Income/(Loss) from Continuing Operations          808,622               (88,542)         812,744              (257,279)

(Loss) from Discontinued Operations                  -                 (185,686)      (1,373,798)             (746,939)
                                              -----------           -----------      -----------          ------------
Net Income/(Loss)                             $   808,622           $  (274,228)     $  (561,054)         $ (1,004,218)
                                              ===========           ===========      ===========          ============

Total Weighted Average Shares Outstanding       4,312,538             3,938,200        4,311,433             3,257,730

Net Income/(Loss) Per Share
  Continuing operations                              0.19                 (0.02)            0.19                 (0.08)
  Discontinued operations                            -                    (0.05)           (0.32)                (0.23)
                                              -----------           -----------      -----------          ------------
  Total                                              0.19                 (0.07)           (0.13)                (0.31)
                                              ===========           ===========      ===========          ============

Note 1: The 1996 figures have been restated to reflect the discontinued operations of the Playboy condom business.

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CONTACT

MBf USA, Inc.                        or    MBf USA's Investor Relations Counsel
Heng Sewn Loi, Chairman                    The Equity Group
Edward J. Marteka, President               Linda Latman (212) 836 9609
Stephen Tan, Chief Financial Officer       Marie Driscoll (212) 836 9605
(630) 285 9191




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500 Park Boulevard, Suite 1260, Itasca, IL 60143-2639 * Tel: (630)285-9191
                                                      * Fax: (630)285-9289